UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 25, 2015

(Exact name of registrant as specified in its charter)

Connecticut	1-15052	06-1541045
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

157 Church Street

New Haven, Connecticut 06506

(Address of principal executive offices)

Registrant’s telephone number, including area code: (203) 499-2000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 — Registrant’s Business and Operations

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 25, 2015, UIL Holdings Corporation, a Connecticut corporation (“UIL Holdings”), Iberdrola USA, Inc., a New York corporation (“Iberdrola USA”) and Green Merger Sub, Inc., a Connecticut corporation and wholly-owned subsidiary of Iberdrola USA (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which UIL Holdings will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly-owned subsidiary of Iberdrola USA.

In connection with the Merger, each issued and outstanding share of the common stock of UIL Holdings (“UIL Holdings common stock”) (other than the issued shares of UIL Holdings common stock that are owned by UIL Holdings, which will be automatically cancelled at the time the Merger is consummated (the “Effective Time”)) will be converted into the right to receive one validly issued share of Iberdrola USA common stock and $10.50 in cash. Immediately following the Effective Time, former holders of UIL Holdings common stock will own approximately 18.50% of Iberdrola USA.

The proposed merger has been unanimously approved by the Boards of Directors of UIL Holdings, Iberdrola USA and Merger Sub. Consummation of the Merger (the “Closing”) is subject to the satisfaction or waiver of certain customary closing conditions, including the approval of the Merger by the holders of a majority of the outstanding shares of UIL Holdings common stock, the receipt of required regulatory approvals and the Registration Statement on Form S-4 to be filed by Iberdrola USA becoming effective under the Securities Act, with no stop orders in effect with respect thereto. Prior to the Closing, Iberdrola USA will enter into a stockholder agreement with Iberdrola, S.A., its parent, a term sheet for which is attached as an exhibit to the Merger Agreement. The Merger is currently expected to close by the end of 2015.

The Merger Agreement also contains representations, warranties and covenants of UIL Holdings, Iberdrola USA and Merger Sub which are customary for transactions of this type. Each of UIL Holdings and Iberdrola USA is making reciprocal representations and warranties to the other party, in addition to certain specific representations and warranties being made by UIL Holdings to Iberdrola USA and by Iberdrola USA to UIL Holdings. Many of the representations made by UIL Holdings and Iberdrola USA are subject to materiality qualifiers. Each of UIL Holdings and Iberdrola USA has agreed to various customary covenants and agreements, including broadly reciprocal covenants to conduct its business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the Closing and not to engage in certain kinds of transactions during this period. Each of UIL Holdings and Iberdrola USA has also agreed to a non-solicitation covenant restricting their ability to solicit or enter into discussions or negotiations concerning proposals relating to alternative business combination transactions, and UIL Holdings is also restricted in its ability to provide non-public information in respect of proposals relating to alternative business combination transaction, in each case except as permitted under the Merger Agreement. The Board of Directors of UIL Holdings may change its recommendation in respect of the Merger at any time prior to the receipt of shareholder approval if it determines that an acquisition proposal constitutes a Superior Proposal (as defined in the Merger Agreement) or if an event or circumstance (other than an acquisition proposal) first occurring or becoming known to the Board of Directors after the execution of the Merger Agreement materially affects or could reasonably be expected to materially affect the business of UIL Holdings and its subsidiaries, taken as a whole, or the shareholders of UIL Holdings (including the benefits of the Merger to UIL Holdings or the shareholders of UIL Holdings).

The Merger Agreement may be terminated by each of UIL Holdings and Iberdrola USA under certain circumstances, including if the Merger is not consummated by December 31, 2015 (subject to two successive three-month extensions by either party if all of the conditions to closing, other than the conditions related to obtaining regulatory approvals, have been satisfied). The Merger Agreement also provides for other customary termination rights for both Iberdrola USA (including if the Board of Directors of UIL Holdings changes its recommendation in respect of the Merger) and UIL Holdings, and further provides that, upon termination of the Merger Agreement under certain specified circumstances (including if Iberdrola USA terminates the Merger Agreement due to a change in recommendation of the Board of Directors of UIL Holdings or if UIL Holdings terminates the Merger Agreement to accept an acquisition proposal), UIL Holdings will be required to pay Iberdrola USA a termination fee of $75 million. Upon the termination of the Merger Agreement under certain specified circumstances, either UIL Holdings or Iberdrola USA will be required to reimburse the other party’s reasonable and documented out-of-pocket fees and expenses up to $15 million (which amount will be credited toward, and offset against, the payment of the $75 million termination fee, if the termination fee is also payable).

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the UIL Holdings, Iberdrola USA, Merger Sub or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in UIL Holdings’ public disclosures.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement attached as Exhibit 2.1, which is incorporated herein by reference.

Section 7 — Regulation FD

Item 7.01.	Regulation FD Disclosure.

On February 25, 2015, UIL Holdings issued a press release announcing the Merger. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

UIL Holdings will conduct a webcast conference call with financial analysts on Thursday, February 26, 2015, beginning at 8:30 a.m. Eastern time. UIL Holdings’ executive management will present an overview of the Merger followed by a question and answer session. Interested parties, including analysts, investors and the media, may listen live via the internet by logging onto the Investors section of UIL Holdings’ website at http://www.uil.com. Institutional investors can access the call via Thomson Street Events (www.streetevents.com), a password-protected event management site.

A copy of the UIL Holdings’ investor presentation for the webcast conference call is attached hereto and incorporated by reference into this Item 7.01 as Exhibit 99.2.

UIL Holdings is furnishing the information in this Item 7.01 and in Exhibits 99.1 and 99.2 to comply with Regulation FD. The information contained in this Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 — Financial Statements and Exhibits

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

2.1 Agreement and Plan of Merger, dated as of February 25, 2015, by and among UIL Holdings Corporation, Iberdrola USA, Inc. and Green Merger Sub, Inc.

99.1 Press Release issued by UIL Holdings Corporation on February 25, 2015 (furnished and not filed for purposes of Item 7.01).

99.2 Investor Presentation (furnished and not filed for purposes of Item 7.01).

Forward-Looking Statements

Certain statements contained herein, regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on UIL Holdings’ expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such risks and uncertainties include, but are not limited to, general economic conditions, conditions in the debt and equity markets, legislative and regulatory changes, changes in demand for electricity, gas and other products and services, unanticipated weather conditions, changes in accounting principles, policies or guidelines, other economic, competitive, governmental, and technological factors affecting the operations, markets, products and services of UIL Holdings’ subsidiaries. In addition, risks and uncertainties related to the proposed merger with Iberdrola USA, Inc. include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL Holdings’ shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL Holdings’ common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL Holdings to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. All such factors are difficult to predict, contain uncertainties that may materially affect our actual results and are beyond our control. You should not place undue reliance on the forward-looking statements, each speaks only as of the date hereof and we undertake no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances. New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Further information relating to factors that may impact UIL Holdings’ results and forward-looking statements are disclosed in UIL Holdings’ filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UIL HOLDINGS CORPORATION (Registrant)

Date: February 26, 2015	By:	/s/ Steven P. Favuzza
	Name:	Steven P. Favuzza
	Title:	Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 25, 2015, by and among UIL Holdings Corporation, Iberdrola USA, Inc. and Green Merger Sub, Inc.

99.1	Press Release issued by UIL Holdings Corporation on February 25, 2015 (furnished and not filed for purposes of Item 7.01).

99.2	Investor Presentation (furnished and not filed for purposes of Item 7.01).